4/5

04030397

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Industria De Diseno Textil SA - Inditex

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

MAY 25 2004

THOMSON FINANCIAL

FILE NO. 82- 5185

FISCAL YEAR 1-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/25/04

FILE N° 82-5185

04 APR -5 7:21

INDITEX

CONSOLIDATED RESULTS FOR FISCAL 2003

1 February 2003 to 31 January 2004

AR/S

Industria De Diseno Textil SA 1-31-04

- **Net Sales for FY2003 reached €4,599 million, 16% higher than in FY2002 (20% higher in constant currency).**
- **Like-for-like sales for FY2003 grew by 1% compared to the previous year. In the second half 2003 LFL decreased by 2%.**
- **EBITDA increased to €874 million, 1% higher.**
- **EBIT reached €627 million, 5% lower.**
- **Net Income increased to €447 million (71.6 cents per share), 2% higher.**
- **Proposal of an ordinary dividend of €14 cents per share and a bonus dividend of €21 cents, a total of €35 cents per share.**
- **Net opening of 364 stores in FY2003. The Group estimates opening between 300 and 360 stores in FY2004.**
- **Negotiation to increase stake in Zara Italy and Zara Japan.**
- **Initial collection Spring-Summer 2004 well-received.**

INDITEX

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

INDITEX

1. Consolidated financial statements

Inditex Group

2003 profit & loss account

Millions of euros

	FY 2003	FY 2002	Var % 03/02
Net Sales	4,598.9	3,974.0	16%
Cost of sales	(2,293.0)	(1,926.2)	
Gross Profit	**2,306.0**	**2,047.8**	**13%**
Gross Margin	*50.1%*	*51.5%*	
Operating expenses	(1,432.5)	(1,179.7)	21%
Operating cash flow (EBITDA)	**873.5**	**868.1**	**1%**
EBITDA margin	*19.0%*	*21.8%*	
Fixed assets depreciation	(221.2)	(185.4)	19%
Goodwill amortisation	(9.4)	(9.5)	
Provisions	(15.9)	(13.7)	
Operating income (EBIT)	**627.0**	**659.5**	**-5%**
EBIT margin	*13.6%*	*16.6%*	
Net financial expenses	(7.9)	(30.0)	
Ordinary income	**619.1**	**629.5**	**-2%**
Ordinary margin	*13.5%*	*15.8%*	
Extraordinary income (loss)	(5.7)	(14.5)	
Income before taxes	**613.4**	**615.1**	**0%**
EBT margin	*13.3%*	*15.5%*	
Taxes	(164.8)	(172.6)	
Net income before minorities	**448.6**	**442.5**	**1%**
	9.8%	*11.1%*	
Minorities	(2.2)	(4.4)	
Net Income	**446.5**	**438.1**	**2%**
Net income margin	*9.7%*	*11.0%*	
Earnings per share, euro cents (*)	**71.6**	**70.3**	**2%**

(*) On 623,330,400 shares

INDITEX

Inditex Group

Consolidated Balance Sheet as of January 31, 2004

Millions of euros

	January 31 2004	January 31 2003
ASSETS		
Net fixed assets (*)	2,118.3	1,791.3
Goodwill	53.3	62.6
Deferred charges	17.9	13.9
Total fixed assets	**2,189.4**	**1,867.8**
Inventories	486.4	382.4
Receivables	328.9	237.7
Cash & cash equivalents	496.4	516.0
Accruals	9.3	9.8
Total current assets	**1,320.9**	**1,146.0**
TOTAL ASSETS	**3,510.4**	**3,013.8**
SHAREHOLDERS' EQUITY & LIABILITIES		
Shareholders' equity	**2,105.9**	**1,761.3**
Minority interest, deferred revenues & provisions	80.0	69.0
Long term financial debt	156.6	129.3
Other long term payables	75.2	41.4
Long term liabilities	**311.7**	**239.8**
Short term financial debt	81.5	144.5
Trade and other non-trade payables	1,011.2	868.2
Current liabilities	**1,092.7**	**1,012.7**
TOTAL LIABILITIES	**3,510.4**	**3,013.8**

(*) Includes Treasury stock for 89,313€ in Jan 2004 and 447,000 € in Jan 2003

Inditex Group

Consolidated Statement of Cash Flows

Millions of euros

	FY 2003	FY 2002	Var % 03/02
Net income	**446.5**	**438.1**	2%
Adjustments to income			
Depreciation and amortization	229.2	197.5	
Changes in provisions	9.5	26.3	
Gains on fixed assets disposals	(5.8)	(1.4)	
Losses on fixed assets disposals	19.7	14.3	
Income (loss) attributed to minority interest	2.2	4.4	
Deferred and prepaid tax	7.4	8.0	
Other	13.3	29.6	
Funds from operations	**722.0**	**716.8**	1%
Changes in assets and liabilities			
Increase in inventories	(104.0)	(28.6)	
Increase in accounts receivable	(81.8)	(49.0)	
Increase in accrual accounts	(0.1)	(2.6)	
Decrease in current liabilities	189.8	110.4	
Changes in working capital	**3.9**	**30.2**	
Cash from operations	**725.9**	**747.0**	-3%
Intangible assets investments	(93.7)	(68.6)	
Tangible assets investments	(471.7)	(396.5)	
Acquisitions of businesses	(41.9)	(1.2)	
Addition to other long-term financial investments	(29.4)	(14.5)	
Other assets investments	(8.0)	(5.1)	
Fixed assets sales and retirements	16.3	18.7	
Capital expenditure	**(628.4)**	**(467.2)**	35%
Increase in long-term financial debt	25.8	0.0	
Decrease in long-term financial debt	0.0	(8.3)	
Net decrease in other long-term debt	2.0	(27.5)	
Net increase in current debt	(63.0)	29.2	
Dividends	(89.3)	(71.8)	
Other financing activities	7.4	5.5	
Cash used in financing activities	**(117.1)**	**(72.9)**	61%
Net increase in cash and cash equivalents	(19.6)	206.9	
Cash and cash equivalents at beginning of the year	516.0	309.1	
Cash and cash equivalents at end of the year	**496.4**	**516.0**	

2. Comments on the consolidated results

INDITEX results for FY2003 reflect a difficult trading environment in the second half of the year. Unreasonable high temperatures in Europe over the third quarter resulted in weak sales performance in the sector and a strong discounting activity during the fourth quarter in the major markets where INDITEX operates.

This environment in conjunction with the depreciation of some currencies has depressed the gross margin by 140 b.p. in the FY. The growth in LFL sales over the period has not been strong enough to offset the costs involved in the new openings resulting in a decrease in the EBIT margin of almost 300 b.p.

At FYE INDITEX operated 1,922 stores in 48 countries through eight different concepts: Zara, Kiddy's Class, Pull & Bear, Massimo Dutti, Bershka, Stradivarius, Oysho and Zara Home. A list of the stores opened as at FYE by concept and by country is shown in Annex III.

2.1. Sales

Net sales reached €4,598.9 million, an increase of 16% (20% on a constant currency) over the previous year.

Number of stores and openings

The list of openings and existing stores at FYE is as follows:

	Net openings		Current stores	
Concept	**FY 2003**	**FY 2002**	**31 Jan 2004**	**31 Jan 2003**
ZARA	95	65	626	531
KIDDY'S CLASS	44	18	103	59
PULL & BEAR	54	47	350	296
MASSIMO DUTTI	47	27	297	250
BERSHKA	56	46	253	197
STRADIVARIUS	38	33	191	153
OYSHO	4	38	76	72
ZARA HOME	26	0	26	0
Total	**364**	**274**	**1,922**	**1,558**

A list of quarterly openings and stores opened as at FYE by concept and by country is included in Annexes II and III.

Company-managed stores and franchises

The breakdown of company-managed stores and franchised stores at FYE is the following:

COMPANY-MANAGED AND FRANCHISED STORES

	2003			2002		
Formato	Co. Mag.	Fran-chises	Total	Co. Mag.	Fran-chises	Total
Zara	567	59	626	487	44	531
Kiddy's Class	103	--	103	59	--	59
Pull & Bear	314	36	350	262	34	296
Massimo Dutti	199	98	297	162	88	250
Bershka	247	6	253	191	6	197
Stradivarius	154	37	191	118	35	153
Oysho	74	2	76	71	1	72
Zara Home	26	--	26	--	--	--
Total	1,684	238	1,922	1,350	208	1,558

Selling area

The selling area of company-managed stores and franchised stores at FYE is as follows:

SELLING AREA (SqM) IN COMPANY-MANAGED AND FRANCHISED STORES

	TOTAL SELLING AREA			SALES PER SQM (€)		
	31 Jan 2004	31 Jan 2003	Ch % 03/02	2003	2002	Var % 03/02
Zara	686,090	561,800	22%	5,192	5,511	-6%
Kiddy's Class	20,614	12,200	69%	5,926	6,145	-4%
Pull & Bear	67,175	51,700	30%	4,819	6,254	-23%
Massimo Dutti	62,060	51,600	20%	7,742	6,720	15%
Bershka	85,835	64,400	33%	5,064	5,028	1%
Stradivarius	49,808	39,100	27%	3,474	3,922	-11%
Oysho	10,932	11,100	-2%	4,371	2,109	107%
Zara Home	5,843	--	--	--	--	n/a
Total	988,357	791,900	25%	5,220	5,525	-6%

Like-for-like sales (LFL)

Store sales are those that occur in company-managed stores and franchised stores of any of the Group's concepts, net of any consumption tax and converted to euros at the average exchange rates for the fiscal year.

The Group's ***like-for-like sales*** grew by 1% in FY2003. Like-for-like represents the annual change in store sales of any concept of the Group that were opened for the whole of fiscal years 2003 and 2002, converted to a fixed exchange rate.

Below is the increase in like-for-like sales bi-annually for the last six fiscal years:

	LFL sales					
	2003	**2002**	**2001**	**2000**	**1999**	**1998**
First Half	**6%**	**12%**	9%	13%	6%	13%
Second Half	**(2%)**	**10%**	9%	9%	5%	12%
Full Year	**1%**	**11%**	**9%**	**9%**	**5%**	**11%**

The like-for-like calculation includes 56% of the selling area as at FYE2003.

Space contribution, defined as sales growth in constant currency coming from space not included in LFL calculation, was 19% in FY2003.

Currency impact on sales

The table below shows the growth in sales in constant currency over the year:

	1Q (Feb - Apr)	**1H (Feb - Jul)**	**3Q (Feb - Oct)**	**FY2003**
Sales growth with average exchange rates	**15%**	**19%**	**16%**	**16%**
Sales growth at constant rates	**22%**	**25%**	**20%**	**20%**
Difference	**(7%)**	**(6%)**	**(4%)**	**(4%)**

The weakness of the USD vs. € over the last months of the FY is the reason for a currency impact for 2003 similar to that of the first nine months of the FY.

Sales by concept

Net sales by concept in FY2003 and FY2002 are shown in the table below:

Concept	Net Sales (Million €) 2003	2002	% Chng. 03/02	% on total 2003	2002
ZARA	3,219.6	2,913.4	11%	70.0%	73.3%
KIDDY'S CLASS	89.7	60.4	49%	1.9%	1.5%
PULL & BEAR	287.9	266.2	8%	6.3%	6.7%
MASSIMO DUTTI	388.9	287.3	35%	8.5%	7.2%
BERSHKA	395.0	299.3	32%	8.6%	7.5%
STRADIVARIUS	162.0	124.1	31%	3.5%	3.1%
OYSHO	45.1	23.4	0.9	1.0%	0.6%
ZARA HOME	10.6	--	n/a	0.2%	n/a
Total sales	**4,598.9**	**3,974.0**	**16%**	**100.0%**	**100%**

Store sales by geographic area

The following graph shows store sales by geographic areas:


2003
RoW
6.7%
Americas
11.7%
Spain
46.1%
Rest of
Europe
35.5%


2002
RoW
6.8%
Americas
13.2%
Spain
46.0%
Rest of
Europe
34.1%

European markets ex-Spain are absorbing the greatest part of the international growth (140 b.p.). The reduction in the weight of the Americas (150 b.p.) is mainly due to the depreciation of the currencies of the area.

The percentage of international store sales by concept is the following:

Concept	% INTERNATIONAL STORE SALES	
	2003	2002
ZARA	63.5%	62.5%
KIDDY'S CLASS	13.4%	14.7%
PULL & BEAR	31.0%	29.6%
MASSIMO DUTTI	40.9%	40.6%
BERSHKA	33.8%	32.0%
STRADIVARIUS	16.6%	18.5%
OYSHO	35.1%	46.5%
ZARA HOME	8.5%	n/a
Total	**53.9%**	**54.0%**

Sales in company-managed and franchised stores

The table below shows the breakdown of sales in company-managed and franchised stores for each of the concepts of the Group:

STORE SALES IN COMPANY-MANAGED AND FRANCHISED STORES

Formato	2003 Company Managed	2003 Franchi-sed	2002 Company Managed	2002 Franchi-sed
Zara	92%	8%	92%	8%
Kiddy's Class	100%	0%	100%	0%
Pull & Bear	91%	9%	92%	8%
Massimo Dutti	65%	35%	60%	40%
Bershka	97%	3%	98%	2%
Stradivarius	80%	20%	79%	21%
Oysho	98%	2%	99%	1%
Zara Home	100%	0%	- -	- -
Total	**90%**	**10%**	**90%**	**10%**

2.2. Gross margin

The gross margin rose to €2,306.0 million, 13% higher than the previous year. As a percentage of sales it decreased by 140 basis points to reach 50.1% (51.5% in FY2002). This was mainly due to lower margins in countries where the local currency depreciated vs. euro (84 b.p.), to the price harmonization in some €-zone countries (14 b.p.) and to the impact of higher markdowns during the end-of-season sales period (42 b.p.).

2.3. Operating cash flow (EBITDA)

The EBITDA of FY2003 comes to €873.5 million, an increase of 1% compared to the previous year.

Below is a breakdown of Operating expenses over the last two years:

Million euros	2003	2002	% 03/02
Personnel expenses	678.2	569.9	19%
Other operating expenses	754.3	609.8	24%
Total operating expenses	**1,432.5**	**1,179.7**	**21%**

At FYE 2003 the number of employees reached 39,760 (32,535 at FY2002).

The growth in LFL sales over the year has not been strong enough to offset the increase in operating costs due to the new space coming into operation and as a result produced a 140 b.p. operating de-leverage. This impact and the above-mentioned decline in the gross margin drove the EBITDA margin to 19.0% of sales (21.8% in FY2002).

2.4. Operating income (EBIT)

EBIT came to €627.0 million, 5% below the previous year, standing at 13.6% of sales (16.6% in FY2002).

Provisions charged correspond mainly to the Group's estimated write-downs of not fully depreciated assets due to the refurbishment of existing stores.

The increase in depreciation charges and its quarterly evolution included in Annex I reflects the calendar effect of store openings and of the start into operation of new logistic assets.

EBIT by concept

The breakdown of the operating income (EBIT) by concept is the following:

Concept	EBIT by concept (Million €) 2003	2002	% Chng. 03/02	% EBIT on sales 2003	2002	EBIT by concept on total (%) 2003	2002
ZARA	476.1	540.4	(12%)	14.8%	18.5%	75.9%	81.9%
KIDDY'S CLASS	18.0	14.1	27%	20.0%	23.4%	2.9%	2.1%
PULL & BEAR	18.9	34.9	(46%)	6.6%	13.1%	3.0%	5.3%
MASSIMO DUTTI	60.1	37.5	60%	15.5%	13.1%	9.6%	5.7%
BERSHKA	57.3	48.1	19%	14.5%	16.1%	9.1%	7.3%
STRADIVARIUS	4.4	8.7	(50%)	2.7%	7.0%	0.7%	1.3%
OYSHO	2.1	(14.9)	n/a	4.7%	(63.5%)	0.3%	(2.3%)
ZARA HOME	(0.5)	0.0	n/a	(4.5%)	n/a	(0.1%)	0.0%
Goodwill (*)	(9.4)	(9.4)	n/a	(0.2%)	(0.2%)	(1.5%)	(1.4%)
Total EBIT	**627.0**	**659.5**	**(5%)**	**13.6%**	**16.6%**	**100.0%**	**100.0%**

2.5. Ordinary Income

Ordinary income stands at €619.1 million, a 2% decrease over FY2002

Net financial results break down as follows:

Millions of euros	2003	2002
Net financial expenses	(3.4)	(6.2)
Foreign exchange losses	(4.6)	(23.7)
Net losses of companies carried by the equity method	0.1	(0.1)
Total	**(7.9)**	**(30.0)**

Net financial expenses are lower than in FY2002 due to the evolution of the net financial position. Foreign exchange losses are principally due to the impact of exchange rates over inter-company financing operations and cash balances, mainly in Latin American subsidiaries.

2.6. Income before taxes

Income before taxes came to €613.4 million, similar to that of FY2002.

Extraordinary results include write-offs of fixed assets. No charges for contingencies have been made at FYE as the risks provisioned have not materialized.

2.7. Net income before minorities and Net Income

Net income before minorities reached €448.6 million, an increase of 1%. The tax rate for the fiscal year is 27% versus a 28% in FY2002.

Net income comes to €446.5 million, an increase of 2% over FY2002.

Dividend proposal

Inditex's Board of Directors will propose to the General Shareholders Meeting an ordinary dividend of €87 million (€14 cents per share) and a bonus dividend of €131 million (€21 cents per share), reaching a total dividend of €218 million (€35 cents per share).

The Board of Directors has agreed to increase progressively the proportion of net income distributed as ordinary dividend in the coming years.

Return on Equity (ROE)

The table below shows Inditex Return on Equity, defined as net income on average Shareholder's equity.

RETURN ON EQUITY

Description	2003	2002	2001	2000	1999	1998	1997
Net income	446.5	438.1	340.4	259.2	204.8	153.1	117.4
Shareholders equity - previous year	1,761.3	1,486.2	1,170.9	893.2	673.4	529.9	414.9
Shareholders equity - current year	2,105.9	1,761.3	1,486.2	1,170.9	893.2	673.4	529.9
Average equity	1,933.6	1,623.7	1,328.5	1,032.0	783.3	601.6	472.4
RETURN ON EQUITY	23%	27%	26%	25%	26%	25%	25%

Return on Capital Employed (ROCE)

The table below shows Inditex Return on Capital Employed, defined as EBIT on average capital employed (Shareholder's equity plus net financial debt).

RETURN ON CAPITAL EMPLOYED							
Description	2003	2002	2001	2000	1999	1998	1997
EBIT	627.0	659.5	517.5	379.9	296.2	241.5	191.5
Average capital employed							
Average shareholders' equity	1,933.6	1,623.7	1,328.5	1,032.0	783.3	601.6	472.4
Average net financial debt (*)	0.0	0.0	0.0	100.3	121.5	73.1	72.1
Total average capital employed	1,933.6	1,623.7	1,328.5	1,132.3	904.8	674.7	544.5
RETURN ON CAPITAL EMPLOYED	32%	41%	39%	34%	33%	36%	35%

(*) Zero when net cash

ROCE by concept

The table below shows the Return on Capital Employed by concept:

ROCE BY CONCEPT		
Concept	2003	2002
	ROCE	ROCE
Zara	33%	43%
Kiddy's Class	80%	131%
Pull & Bear	16%	39%
Massimo Dutti	56%	49%
Bershka	46%	49%
Stradivarius (*)	5%	12%
Oysho	7%	--
ZARA HOME	--	--
Total	**32%**	**41%**

(*) Before goodwill amortisation

3. Comments on the balance sheet

The Consolidated Balance Sheet of INDITEX maintains a similar structure to that it showed at FY2002, without net financial debt and with a negative working capital position, a consequence of the business model.

Net financial position

The net financial position is shown in the table below:

NET FINANCIAL CASH (DEBT) (Million €)		
Description	January 31 2004	January 31 2003
Cash & cash equivalents	496.4	516.0
Long term financial deposits	6.5	0.0
Long term financial debt	(156.6)	(129.3)
Short term financial debt	(81.5)	(144.5)
Deferred financial expenses	3.5	3.4
NET FINANCIAL CASH (DEBT)	**268.3**	**245.6**

The evolution of the net financial position during the last nine quarters has been the following:


NET FINANCIAL POSITION 2002 & 2003
MILLION EURO
300
250
200
150
100
50
0
(50)
(100)
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
57.5
(45.1)
(86.0)
9.5
245.6
143.1
73.5
70.8
268.3

Working capital

The table below shows a breakdown of working capital of the last two fiscal years:

WORKING CAPITAL (Millions €)		
Description	January 31 2004	January 31 2003
Inventories	486.4	382.4
Receivables	328.9	237.7
Accruals	9.3	9.8
Short term liabilities	(1,011.2)	(868.2)
Operating working capital	**(186.6)**	**(238.3)**
Cash & cash equivalents	496.4	516.0
Short term financial debt	(81.5)	(144.5)
Financial working capital	**414.9**	**371.5**
Total working capital	**228.2**	**133.2**

Working capital financing has decreased by 22% to €186.6 million (€238.3 million in FY2002). This evolution is due, among others, to non-trading elements such as, classification of liabilities of the long term, payments for fixed assets and variations in taxes balances. The trading working capital has followed the same trend showed in previous years, with a similar growth rate for inventories, trade receivables and trade payables.

4. Comments on the cash flow statement

The summary of the cash flow statement is the following:

CASH FLOW SUMMARY			
	F2003	F2002	%Ch 03/02
Net Income	446.5	438.1	2%
Funds from operations	722.0	716.8	1%
Changes in working capital	3.9	30.2	
Cash from operations	725.9	747.0	-3%
Net capital expenditure	(628.4)	(467.2)	35%
Free cash flow	97.5	279.8	-65%
Dividends	(89.3)	(71.8)	
Net debt decrease	(15.6)	(213.5)	
Others	7.4	5.5	

Funds from operations in FY 2003 have increased slightly and free cash flow has reached €97.5 million, after a €89.3 million dividend payment to shareholders.

5. Start of FY2004

The Spring-Summer 2004 collections have been well-received by our customers.

The store openings plan for FY2004 is the following:

Concept	FY 2004 Openings forecast		Total 2003
	Range	% International	
ZARA	100 - 110	80%	95
KIDDY'S CLASS	20 - 30	10%	44
PULL & BEAR	20 - 30	25%	54
MASSIMO DUTTI	30 - 40	50%	47
BERSHKA	50 - 55	50%	56
STRADIVARIUS	30 - 35	10%	38
OYSHO	20 - 25	25%	4
ZARA HOME	30 - 35	5%	26
Total openings	**300 - 360**		**364**

Approximately 70% of the contracts have been secured but in some cases openings may not take place in FY2004.

Despite the fact that nearly half of the new openings will be in Spain the Group expects the volume of international sales to grow more than domestic sales, as has been happening in the last fiscal years.

Expected CAPEX in FY2004 is between €650 million and €700 million. The opening of new stores and the refurbishment of existing stores will represent the majority of the CAPEX.

INDITEX has initiated negotiations with its partners both in Italy and Japan to increase its stake to a larger controlling position in the JV's for Zara in each country. The total investment is included in the above mentioned CAPEX Plan.

6. Release of 2004 results

Inditex expects to release interim results for FY2004 on the following dates:

Interim Three Months 2004: 10 June 2004
Interim Half Year 2004: 22 September 2004
Interim Nine Months 2004: 14 December 2004
Fiscal year 2004: March 2005 (tbc)

For additional information:

Investor Relations
INDITEX.
José Mª Alvarez
+34 981 18 53 64
ir@inditex.com

Annex I
Income statement: quarterly results

	2003				2002				% 03/02			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net Sales	979.4	999.9	1,220.6	1,399.0	850.4	809.8	1,097.9	1,215.8	15%	23%	11%	15%
Cost of sales	(480.1)	(509.9)	(582.8)	(720.1)	(412.8)	(398.0)	(497.0)	(618.4)	16%	28%	17%	16%
Gross Profit	**499.3**	**490.0**	**637.8**	**678.9**	**437.6**	**411.8**	**601.0**	**597.4**	**14%**	**19%**	**6%**	**14%**
Gross Margin	50.98%	49.00%	52.25%	48.53%	51.46%	50.85%	54.74%	49.14%				
Operating expenses	(319.9)	(333.9)	(372.7)	(406.0)	(271.5)	(270.3)	(302.7)	(335.1)	18%	24%	23%	21%
Operating cash flow (EBITDA)	**179.4**	**156.1**	**265.0**	**272.9**	**166.2**	**141.4**	**298.2**	**262.3**	**8%**	**10%**	**(11%)**	**4%**
EBITDA margin	18.3%	15.6%	21.7%	19.5%	19.5%	17.5%	27.2%	21.6%				
Fixed assets depreciation	(48.5)	(52.4)	(56.5)	(63.8)	(43.0)	(48.5)	(49.0)	(44.9)	13%	8%	15%	42%
Goodwill amortisation	(2.3)	(2.4)	(2.3)	(2.3)	(2.4)	(2.4)	(2.5)	(2.3)	0%	0%	0%	0%
Provisions	(4.3)	(1.9)	(2.6)	(7.1)	(4.9)	(2.6)	(3.1)	(3.1)	0%	0%	0%	0%
Operating income (EBIT)	**124.3**	**99.4**	**203.6**	**199.7**	**115.9**	**87.9**	**243.6**	**212.1**	**7%**	**13%**	**(16%)**	**(6%)**
EBIT margin	12.7%	9.9%	16.7%	14.3%	13.6%	10.9%	22.2%	17.4%				
Net financial expenses	1.2	(3.2)	(3.9)	(2.0)	(14.0)	(6.1)	(7.1)	(2.9)				
Ordinary income	**125.5**	**96.2**	**199.7**	**197.7**	**101.8**	**81.9**	**236.6**	**209.2**	**23%**	**17%**	**(16%)**	**(6%)**
Extraordinary income (loss)	(5.0)	(8.0)	(7.0)	14.2	(0.1)	(8.6)	(7.9)	2.1				
Income before taxes	**120.5**	**88.2**	**192.8**	**211.9**	**101.7**	**73.3**	**228.7**	**211.3**	**18%**	**20%**	**(16%)**	**0%**
Taxes	(36.2)	(24.4)	(51.9)	(52.4)	(33.6)	(18.9)	(72.6)	(47.4)				
Net income before minorities	**84.4**	**63.8**	**140.9**	**159.6**	**68.2**	**54.3**	**156.1**	**163.9**	**24%**	**17%**	**(10%)**	**(3%)**
Minorities	(2.3)	0.2	(2.3)	2.3	(1.3)	(0.3)	(2.8)	0.1				
Net Income	**82.1**	**64.0**	**138.6**	**161.8**	**66.8**	**54.1**	**153.2**	**164.0**	**23%**	**18%**	**(10%)**	**(1%)**
Net income margin	8.4%	6.4%	11.4%	11.6%	7.9%	6.7%	14.0%	13.5%				

Annex II

Summary of net openings and net stores opened by quarter in 2003 and 2002

NUMBER OF NET STORE OPENINGS IN EACH QUARTER										
Concept	**1Q 2003**	**2Q 2003**	**3Q 2003**	**4Q 2003**	**total 2003**	**1Q 2002**	**2Q 2002**	**3Q 2002**	**4Q 2002**	**total 2002**
ZARA	19	11	32	33	**95**	15	3	31	16	**65**
KIDDYS CLASS	11	6	18	9	**44**	0	1	8	9	**18**
PULL & BEAR	18	8	18	10	**54**	9	5	18	15	**47**
MASSIMO DUTTI	9	8	20	10	**47**	5	5	8	9	**27**
BERSHKA	15	13	11	17	**56**	5	8	18	15	**46**
STRADIVARIUS	8	12	8	10	**38**	3	8	13	9	**33**
OYSHO	(4)	3	0	5	**4**	16	9	11	2	**38**
ZARA HOME	0	0	16	10	**26**	0	0	0	0	**0**
Total stores	**76**	**61**	**123**	**94**	**364**	**53**	**39**	**107**	**75**	**274**

NUMBER OF STORES BY THE END OF EACH QUARTER								
Concept	**1Q 2003**	**2Q 2003**	**3Q 2003**	**4Q 2003**	**1Q 2002**	**2Q 2002**	**3Q 2002**	**4Q 2002**
ZARA	550	561	593	626	481	484	515	531
KIDDYS CLASS	70	76	94	103	41	42	50	59
PULL & BEAR	314	322	340	350	258	263	281	296
MASSIMO DUTTI	259	267	287	297	228	233	241	250
BERSHKA	212	225	236	253	156	164	182	197
STRADIVARIUS	161	173	181	191	123	131	144	153
OYSHO	68	71	71	76	50	59	70	72
ZARA HOME	0	0	16	26	0	0	0	0
Total stores	**1,634**	**1,695**	**1,818**	**1,922**	**1,337**	**1,376**	**1,483**	**1,558**

Annex III

Stores by concept and country as at 31 January 2004

COUNTRY	ZARA	Kiddy's Class	Pull and Bear	Massimo Dutti	Bershka	Stradivarius	oysho	Zara Home	TOTAL
SPAIN	221	90	241	181	187	159	49	22	1,130
PORTUGAL	40	13	47	40	28	20	10	2	198
FRANCE	76			2	3	1			82
BELGIUM	16		1	16	4				37
NETHERLANDS	4			1	2				7
UNITED KINGDOM	25			6				1	32
GERMANY	26			4					30
SWEDEN	1			2					3
NORWAY				1					1
ANDORRA	1		1	1					3
AUSTRIA	4								4
DENMARK	3								3
LUXEMBOURG	2			1					3
ICELAND	1								1
IRELAND	1		6						7
FINLAND	3								3
ITALY	12				1		2		15
SWITHERLAND	3			3	2				8
POLAND	6								6
CZECH REPUBLIC	1								1
GREECE	25		8	5	9		1	1	49
SLOVENIE	1								1
SLOVAQUIA			1						1
MALTA	1		3						4
CYPRUS	3		2	1	2	2			10
ISRAEL	12		13						25
LEBANON	2		1	2	1				6
TURKEY	10								10
KUWAIT	3		2	1		1	1		8
UAE	4		3	4	3	2			16
SAUDI ARABIA	12			4		3	1		20
BAHRAIN	1		1	1					3
QATAR	1		1	1		1			4
JORDAN	1		1	1		2			5
CANADA	10								10
USA	12								12
REP. DOMINICANA	1								1
MEXICO	33		12	17	25		11		98
VENEZUELA	8		6	2	8		1		25
EL SALVADOR	1								1
BRASIL	13								13
ARGENTINA	5								5
CHILE	5								5
URUGUAY	2								2
JAPAN	9								9
SINGAPORE	2								2
RUSSIA	1								1
MALAYSIA	2								2
TOTAL	626	103	350	287	253	191	76	26	1,922

Annex IV

EIGHT-YEAR FINANCIAL SUMMARY

Description		2003	2002	2001	2000	1999	1998	1997	1996	CAGR 03/96
P&L:										
Net Sales		4,598.9	3,974.0	3,249.8	2,614.7	2,035.1	1,614.7	1,217.4	1,008.5	24%
	YoY%	16%	22%	24%	28%	26%	33%	21%		
EBITDA		873.5	868.1	704.5	521.5	410.4	325.7	253.6	202.1	23%
	YoY%	1%	23%	35%	27%	26%	28%	25%		
EBIT		627.0	659.5	517.5	379.9	296.2	241.5	192.6	150.3	23%
	YoY%	-5%	27%	36%	28%	23%	25%	28%		
Net Income		446.5	438.1	340.4	259.2	204.7	153.1	117.4	72.7	30%
	YoY%	2%	29%	31%	27%	34%	30%	61%		
Balance Sheet:										
Shareholders' equity		2,105.9	1,761.3	1,486.2	1,170.9	893.2	673.4	529.9	414.9	26%
	YoY%	20%	19%	27%	31%	33%	27%	28%		
Total balance sheet		3,510.4	3,013.8	2,588.6	2,107.6	1,772.9	1,326.3	977.2	820.3	23%
	YoY%	16%	16%	23%	19%	34%	36%	19%		
Net financial position		268.3	245.6	57.5	(50.6)	(149.9)	(93.0)	(38.3)	(105.8)	
Stores:										
Number of stores at FY-end		1,922	1,558	1,284	1,080	922	748	622	541	
Net openings		364	274	204	158	174	126	81	33	
Number of countries with stores		48	44	39	33	30	21	14	10	
Other information:										
% International sales		54%	54%	54%	52%	49%	46%	42%	36%	
LFL		1%	11%	9%	9%	5%	11%	7%	4%	
ROE		23%	27%	26%	25%	26%	25%	25%	20%	
ROCE		32%	41%	39%	34%	33%	36%	35%	29%	
Number of employees		39,760	32,535	26,724	24,004	18,200	15,576	10,891	8,412	

INDITEX

OTRAS COMUNICACIONES

La cifra de negocio se elevó hasta 4.599 millones de €, un 16% más que en 2002

El beneficio neto de Inditex creció en 2003 un 2%, hasta 447 millones de €

- **Las aperturas netas durante el ejercicio 2003 ascendieron a 364 tiendas**
- **El beneficio neto representó un 9,8% de las ventas**
- **El Consejo ha acordado un incremento paulatino de la participación del accionista en los beneficios en este año y sucesivos. Como consecuencia de esta política el Consejo propone para el presente ejercicio un dividendo ordinario de 14 céntimos de € por acción y uno extraordinario de 21 céntimos de € por acción, hasta un total de 35 céntimos de € por acción**
- **Las ventas en superficie comparable crecieron un 1%**
- **El grupo ha creado 7.225 nuevos empleos durante 2003, 3.699 de ellos en España, hasta alcanzar una plantilla total de 39.760 personas en todo el mundo**

24 de marzo de 2004.- El beneficio neto del grupo Inditex en 2003 se elevó a 447 millones de €, un 2% más que el ejercicio anterior. La cifra de negocio se ha incrementado un 16% en el ejercicio fiscal 2003 -un 20% más con tipos de cambio constantes- hasta 4.599 millones de €. El grupo abrió 364 nuevas tiendas en este periodo, alcanzando un total de 1.922 en 48 países.

El ejercicio 2003 ha venido fuertemente marcado por un difícil entorno durante el segundo semestre. Las altas temperaturas experimentadas en Europa durante el tercer trimestre ocasionaron un débil comportamiento en las ventas, lo que desembocó en un entorno comercial del cuarto trimestre caracterizado por una fuerte actividad promocional en todos los mercados importantes en los que opera Inditex. Como consecuencia de todo ello y de los efectos de los tipos de cambio, se ha producido una reducción del margen bruto y el nivel de ventas en superficie comparable no ha contrarrestado suficientemente el coste de las nuevas aperturas, disminuyendo así el margen operativo. El EBITDA se ha incrementado en un 1%, mientras que el EBIT descendió un 5%. Las ventas en superficie comparable han crecido un 1%. El número de unidades vendidas se incrementó un 34% durante el pasado ejercicio.

	2003 Mill. €	2002 Mill. €	03/02
Cifra de negocio	4.599,0	3.974,0	16%
EBITDA	873,5	868,1	1%
EBIT	627,0	659,5	(5%)
Beneficio neto	446,5	438,1	2%

Ejercicio comprendido entre 1 de febrero y 31 de enero del año siguiente. Datos en base consolidada.

Al término del ejercicio 2003 el grupo Inditex contaba con 1.922 tiendas abiertas en 48 países, 364 más que a 31 de enero de 2003. A lo largo del ejercicio se produjeron las primeras aperturas del grupo en Rusia, Malasia, Eslovenia y Eslovaquia. El grupo Inditex contaba a 31 de enero de 2004 con una plantilla de 39.760 personas.

	Nº de tiendas a 31 de enero de 2004	Aperturas en 2003
Zara	626	95
Kiddy's Class	103	44
Pull and Bear	350	54
Massimo Dutti	297	47
Bershka	253	56
Stradivarius	191	38
Oysho	76	4
Zara Home	26	26
TOTAL	1.922	364

Durante 2003 se ha producido el lanzamiento de Zara Home, la nueva cadena dedicada al hogar, cuyas primeras tiendas se abrieron en el mes de agosto, y que al cierre del ejercicio contaba con 26 tiendas en España, Portugal, Grecia y el Reino Unido. Por otra parte, en mayo de 2003 se inauguraron las instalaciones de Plataforma Europa, el nuevo centro logístico de Zara en Zaragoza.

Las inversiones realizadas durante 2003 alcanzaron el importe de 628 millones de €. La cifra de inversiones prevista para el ejercicio 2004 se sitúa en un rango entre 650 y 700 millones de €. La mayor parte de dichas inversiones se destinará a la apertura de nuevas tiendas – entre 300 y 360- y a la reforma de tiendas existentes.

Inditex ha iniciado negociaciones con sus socios de Italia y Japón para elevar su participación hasta una posición mayoritaria en cada una de las joint ventures a través de las que Zara desarrolla sus negocios en dichos países. La inversión necesaria se encuentra incluida en la estimación anterior.

Respecto al inicio de la temporada de primavera-verano de 2004 las colecciones han sido bien recibidas por los clientes.

Para más información:
Inditex - Comunicación Corporativa
+34 981 185 400 / comunicacion@inditex.com / www.inditex.com

Grupo Inditex

Cuenta de resultados del ejercicio 2003

Datos en millones de euros

	Ejercicio 2003	Ejercicio 2002	Var % 03/02
Cifra de negocios	4.598,9	3.974,0	16%
Coste de ventas	(2.293,0)	(1.926,2)	
Margen bruto	**2.306,0**	**2.047,8**	**13%**
Margen Bruto porcentual	*50,1%*	*51,5%*	
Gastos operativos	(1.432,5)	(1.179,7)	21%
Cash flow de explotación (EBITDA)	**873,5**	**868,1**	**1%**
Margen EBITDA	*19,0%*	*21,8%*	
Amortizaciones	(221,2)	(185,4)	19%
Amortización fondo de comercio	(9,4)	(9,5)	
Provisiones	(15,9)	(13,7)	
Resultado de operaciones (EBIT)	**627,0**	**659,5**	**-5%**
Margen EBIT	*13,6%*	*16,6%*	
Resultado financiero neto	(7,9)	(30,0)	
Resultado ordinario	**619,1**	**629,5**	**-2%**
Margen Ordinario	*13,5%*	*15,8%*	
Resultados extraordinarios	(5,7)	(14,5)	
Beneficio antes de impuestos	**613,4**	**615,1**	**0%**
Margen antes de impuestos	*13,3%*	*15,5%*	
Impuestos	(164,8)	(172,6)	
Beneficio consolidado	**448,6**	**442,5**	**1%**
	9,8%	*11,1%*	
Resultados atribuidos a la minoría	(2,2)	(4,4)	
Beneficio atribuido a la sociedad dominante	**446,5**	**438,1**	**2%**
Margen Neto	*9,7%*	*11,0%*	
Beneficio por acción, céntimos de euro (*)	**71,6**	**70,3**	**2%**

(*) Calculado sobre 623.330.400 acciones

Grupo Inditex

Balance de situación consolidado al 31 de enero de 2004

Datos en millones de euros

	31 enero 2004	31 enero 2003
ACTIVO		
Inmovilizado neto (*)	2.118,3	1.791,3
Fondo de comercio	53,3	62,6
Gastos a distribuir en varios ejercicios	17,9	13,9
Total activo fijo	**2.189,4**	**1.867,8**
Existencias	486,4	382,4
Deudores	328,9	237,7
Inversiones fin. temporales y tesorería	496,4	516,0
Ajustes por periodificación	9,3	9,8
Total activo circulante	**1.320,9**	**1.146,0**
TOTAL ACTIVO	**3.510,4**	**3.013,8**
PASIVO		
Fondos propios	**2.105,9**	**1.761,3**
Minoritarios, ingresos a distribuir y provisiones	80,0	69,0
Deuda financiera a largo plazo	156,6	129,3
Otras deudas a largo plazo	75,2	41,4
Pasivo largo plazo	**311,7**	**239,8**
Deuda financiera a corto plazo	81,5	144,5
Acreedores comerciales y no comerciales	1.011,2	868,2
Pasivo a corto plazo	**1.092,7**	**1.012,7**
TOTAL PASIVO	**3.510,4**	**3.013,8**

(**) Incluye autocartera por 89.313 euros a 31 de enero de 2004 y 447.000 euros a 31 de enero de 2003

FILE Nº 82-5185

Referencia de Seguridad

GENERAL	04 APR -5 AM 7:21	VERSION 3.2.2

INFORMACION SEMESTRAL CORRESPONDIENTE AL:

SEMESTRE 2 AÑO 2004

I. DATOS IDENTIFICATIVOS DEL EMISOR

Denominación Social:
INDUSTRIA DE DISEÑO TEXTIL, S. A. (INDITEX)

Domicilio Social:	C.I.F.
Avda. de la Diputación s/n, Edificio Inditex. Arteixo, La Coruña. España.	A-15075062

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad: Borja de la Cierva Álvarez de Sotomayor. Director Financiero.	Firma:

CONTENIDO INFORMACION SEMESTRAL
(marcar con una X en caso afirmativo)

			Individual	Consolidado
I.	Datos Identificativos del Emisor	0010	X	
II.	Variación del Grupo Consolidado	0020		X
III.	Bases de Presentación y Normas de Valoración	0030	X	X
IV.	Balance de Situación	0040	X	X
V.	Cuenta de Pérdidas y Ganancias	0050	X	X
VI.	Distribución por Actividad del Importe Neto de la Cifra de Negocio	0060	X	X
VII.	Número de Personas Empleadas	0070	X	X
VIII.	Evolución de los Negocios	0080	X	X
IX.	Dividendos Distribuidos	0090	X	
X.	Hechos Significativos	0100	X	X
XI.	Anexo Explicativo Hechos Significativos	0110	X	X
XII.	Informe Especial de los Auditores	0120		

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

Se han incorporado al Grupo las siguientes sociedades, creadas para el desarrollo del negocio del Grupo en su expansión internacional (se indica nombre de la sociedad, país del domicilio social y porcentaje de participación del Grupo en su capital social):

Zara Home Portugal Conf., Ltda. (Portugal, 100%).
Tempe México, S. A. de C. V. (México, 50%).
Bershka Italia, Srl. (Italia, 100%).
Zara Home, U. K., Ltd. (Reino Unido, 100%)
Massimo Dutti Italia, Srl. (Italia, 100%).
Zara Home Hellas, S. A. (Grecia, 100%).
Naviera Gran Sol, A.I.E. (España, 49%).

Durante el presente ejercicio se han producido además las siguientes variaciones en las sociedades del Grupo:

La sociedad denominada a 31 de enero de 2003 Brettos BRT España, S. A., ha cambiado su denominación social por la de Zara Home España, S. A. (España, 100%).

La sociedad Vehils, S. A. (España, 100%) ha sido absorbida por Lefties España, S. A. (España, 100%).

La sociedad JSC Verpstas (Lituania, 64,40%) ha sido vendida a terceros ajenos al Grupo.

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de la presente información semestral correspondiente al segundo semestre de 2003 se han aplicado los mismos principios contables y normas de valoración que en el segundo semestre del ejercicio precedente. Dichos principios coinciden con los utilizados en la elaboración de las últimas cuentas anuales individuales y consolidadas formuladas por los Administradores de la Sociedad.

Asimismo, el ejercicio contable actual corresponde al periodo comprendido entre el 1 de febrero de 2003 y el 31 de enero de 2004, que señalamos como "Ejercicio 2003" en todas nuestras informaciones.

IV. BALANCE DE SITUACION DE LA SOCIEDAD INDIVIDUAL

Uds.: Miles de euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0200		
I. Gastos de Establecimiento	0210	86	129
II. Inmovilizaciones Inmateriales	0220	6.666	14.606
II.1. Derechos s/bienes en régimen de arrendamiento financiero	0221	1.175	8.781
II.2. Otro Inmovilizado Inmaterial	0222	5.491	5.825
III. Inmovilizaciones Materiales	0230	290.675	264.714
IV. Inmovilizaciones Financieras	0240	558.782	453.449
V. Acciones Propias a Largo Plazo	0250	89	447
VI. Deudores por Operaciones Tráfico a Largo Plazo	0255		
B) INMOVILIZADO (1)	0260	856.298	733.345
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	0280	328	1.076
I. Accionistas por Desembolsos Exigidos	0290		
II. Existencias	0300	159.158	139.843
III. Deudores	0310	307.888	222.507
IV. Inversiones Financieras Temporales	0320	402.950	457.714
V. Acciones Propias a Corto Plazo	0330		
VI. Tesorería	0340	72.597	89.968
VII. Ajustes por Periodificación	0350	1	49
D) ACTIVO CIRCULANTE	0360	942.594	910.081
TOTAL ACTIVO (A + B + C + D)	0370	1.799.220	1.644.502

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	0500	93.500	93.500
II. Reservas	0510	720.471	620.573
III. Resultados de Ejercicios Anteriores	0520		
IV. Resultado del Periodo	0530	272.735	187.164
V. Dividendos a Cuenta Entregados en el Ejercicio	0550		
A) FONDOS PROPIOS	0560	1.086.706	901.237
B) INGRESOS A DISTRIBUIR VARIOS EJERCICIOS (3)	0590	13.185	2.729
C) PROVISIONES PARA RIESGOS Y GASTOS	0600	9.025	13.256
I. Emisión de Obligaciones y Otros Valores Negociables	0610		
II. Deudas con Entidades de Crédito	0615		1.443
III. Deudas con Empresas del Grupo y Asociadas	0620	528	546
IV. Acreedores por Operaciones de Tráfico a Largo Plazo	0625		
V. Otras Deudas a Largo	0630	8.376	6.092
D) ACREEDORES A LARGO PLAZO	0640	8.904	8.081
I. Emisión de Obligaciones y Otros Valores Negociables	0650		
II. Deudas con Entidades de Crédito	0655	215	4.064
III. Deudas con Empresas del Grupo y Asociadas	0660	338.912	388.310
IV. Acreedores Comerciales	0665	239.035	211.756
V. Otras Deudas a Corto	0670	103.238	115.069
VI. Ajustes por Periodificación	0680		
E) ACREEDORES A CORTO PLAZO (4)	0690	681.400	719.199
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	0695		
TOTAL PASIVO (A + B + C + D + E + F)	0700	1.799.220	1.644.502

V. RESULTADOS INDIVIDUALES DE LA SOCIEDAD

Uds.: Miles de euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	0800	1.827.161	100,00%	1.596.650	100,00%
+ Otros Ingresos (6)	0810		0,00%		0,00%
+/- Variación Existencias Productos Terminados y en Curso	0820		0,00%		0,00%
= VALOR TOTAL DE LA PRODUCCION	0830	1.827.161	100,00%	1.596.650	100,00%
- Compras Netas	0840	-1.606.630	-87,93%	-1.391.760	-87,17%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	0850	19.225	1,05%	3.126	0,20%
- Gastos Externos y de Explotación (7)	0860	-13.562	-0,74%	-9.761	-0,61%
= VALOR AÑADIDO AJUSTADO	0870	226.194	12,38%	198.255	12,42%
+/- Otros Gastos e Ingresos (8)	0880	-51.843	-2,84%	-31.621	-1,98%
- Gastos de Personal	0890	-47.164	-2,58%	-44.298	-2,77%
= RESULTADO BRUTO DE EXPLOTACION	0900	127.187	6,96%	122.336	7,66%
- Dotación Amortizaciones Inmovilizado	0910	-26.013	-1,42%	-23.316	-1,46%
- Dotaciones al Fondo de Reversión	0915		0,00%		0,00%
+/- Variación Provisiones de Circulante (9)	0920		0,00%		0,00%
= RESULTADO NETO DE EXPLOTACION	0930	101.174	5,54%	99.020	6,20%
+ Ingresos Financieros	0940	213.280	11,67%	192.808	12,08%
- Gastos Financieros	0950	-14.365	-0,79%	-20.202	-1,27%
+ Intereses y Diferencias Cambio Capitalizados	0960		0,00%		0,00%
+/- Dotación Amortización y Provisiones Financieras (10)	0970		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	1020	300.089	16,42%	271.626	17,01%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	1021		0,00%	-3.577	-0,22%
+/- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	1023	-763	-0,04%	-76.370	-4,78%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	1025	123	0,01%		0,00%
+/- Resultados de Ejercicios Anteriores (14)	1026	-2.346	-0,13%	1.939	0,12%
+/- Otros Resultados Extraordinarios (15)	1030	327	0,02%	-5.774	-0,36%
= RESULTADO ANTES DE IMPUESTOS	1040	297.430	16,28%	187.844	11,76%
+/- Impuestos sobre Sociedades y Otros	1042	-24.695	-1,35%	-680	-0,04%
= RESULTADO DEL EJERCICIO	1044	272.735	14,93%	187.164	11,72%

IV. BALANCE DE SITUACION DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200		
I. Gastos de Establecimiento	1210	528	560
II. Inmovilizaciones Inmateriales	1220	412.944	378.113
II.1. Derechos s/bienes en régimen de arrendamiento financiero	1221	98.342	89.693
II.2. Otro Inmovilizado Inmaterial	1222	314.602	288.420
III. Inmovilizaciones Materiales	1230	1.599.266	1.333.143
IV. Inmovilizaciones Financieras	1240	105.424	79.003
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	89	447
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255		
B) INMOVILIZADO (1)	1260	2.118.251	1.791.266
C) FONDO DE COMERCIO DE CONSOLIDACION	1270	53.253	62.612
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	17.902	13.931
I. Accionistas por Desembolsos Exigidos	1290		
II. Existencias	1300	486.440	382.439
III. Deudores	1310	328.856	237.678
IV. Inversiones Financieras Temporales	1320	180.342	294.343
V. Acciones de la Sociedad Dominante a Corto Plazo	1330		
VI. Tesorería	1340	316.023	221.689
VII. Ajustes por Periodificación	1350	9.285	9.838
E) ACTIVO CIRCULANTE	1360	1.320.946	1.145.987
TOTAL ACTIVO (A + B + C + D + E)	1370	3.510.352	3.013.796

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	1500	93.500	93.500
II. Reservas Sociedad Dominante	1510	893.598	795.373
III. Reservas Sociedades Consolidadas (16)	1520	799.215	555.697
IV. Diferencias de Conversión (17)	1530	-126.817	-121.407
V. Resultados Atribuibles a la Sociedad Dominante	1540	446.451	438.091
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550		
A) FONDOS PROPIOS	1560	2.105.947	1.761.254
B) SOCIOS EXTERNOS	1570	27.217	19.336
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580		
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	29.663	8.535
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	23.079	41.147
I. Emisión de Obligaciones y Otros Valores Negociables	1610		
II. Deudas con Entidades de Crédito	1615	156.568	129.343
III. Acreedores por Operaciones de Tráfico a Largo Plazo	1625	75.167	41.443
IV. Otras Deudas a Largo	1630		
F) ACREEDORES A LARGO PLAZO	1640	231.735	170.786
I. Emisión de Obligaciones y Otros Valores Negociables	1650		
II. Deudas con Entidades de Crédito	1655	81.492	144.522
III. Acreedores Comerciales	1665	652.422	506.173
IV. Otras Deudas a Corto	1670	358.797	361.646
V. Ajustes por Periodificación	1680		397
G) ACREEDORES A CORTO PLAZO (4)	1690	1.092.711	1.012.738
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695		
TOTAL PASIVO (A + B + C + D + E + F + G + H)	1700	3.510.352	3.013.796

V. RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	1800	4.598.908	100,00%	3.973.973	100,00%
+ Otros Ingresos (6)	1810	2.603	0,06%	109	0,00%
+/- Variación Existencias Productos Terminados y en Curso	1820	103.020	2,24%	28.786	0,72%
= VALOR TOTAL DE LA PRODUCCION	1830	4.704.531	102,30%	4.002.868	100,73%
- Compras Netas	1840	-2.779.393	-60,44%	-1.954.198	-49,17%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	1850	383.420	8,34%	-758	-0,02%
- Gastos Externos y de Explotación (7)	1860	-756.926	-16,46%	-609.878	-15,35%
= VALOR AÑADIDO AJUSTADO	1870	1.551.632	33,74%	1.438.034	36,19%
+/- Otros Gastos e Ingresos (8)	1880		0,00%		0,00%
- Gastos de Personal	1890	-678.179	-14,75%	-569.896	-14,34%
= RESULTADO BRUTO DE EXPLOTACION	1900	873.453	18,99%	868.138	21,85%
- Dotación Amortizaciones Inmovilizado	1910	-221.170	-4,81%	-185.407	-4,67%
- Dotaciones al Fondo de Reversión	1915		0,00%		0,00%
+/- Variación Provisiones de Circulante (9)	1920	-15.891	-0,35%	-13.663	-0,34%
= RESULTADO NETO DE EXPLOTACION	1930	636.392	13,84%	669.068	16,84%
+ Ingresos Financieros	1940	11.786	0,26%	10.046	0,25%
- Gastos Financieros	1950	-15.232	-0,33%	-16.234	-0,41%
+ Intereses y Diferencias Cambio Capitalizados	1960	-4.616	-0,10%	-23.706	-0,60%
+/- Dotación Amortización y Provisiones Financieras (10)	1970	84	0,00%		0,00%
+/- Resultados de Conversión (18)	1980		0,00%		0,00%
+/- Participación Resultados Sociedades Puestas en Equivalencia	1990	75	0,00%	-131	0,00%
- Amortización Fondo Comercio Consolidación	2000	-9.359	-0,20%	-9.524	-0,24%
+ Reversión Diferencias Negativas de Consolidación	2010		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	2020	619.130	13,46%	629.519	15,84%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	2021	-13.957	-0,30%	-20.663	-0,52%
+/- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	2023	251	0,01%		0,00%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	2025		0,00%		0,00%
+/- Resultados de Ejercicios Anteriores (14)	2026	-340	-0,01%	21.875	0,55%
+/- Otros Resultados Extraordinarios (15)	2030	8.354	0,18%	-15.681	-0,39%
= RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	2040	613.438	13,34%	615.050	15,48%
+/- Impuesto sobre Beneficios	2042	-164.807	-3,58%	-172.574	-4,34%
= RESULTADO CONSOLIDADO DEL EJERCICIO	2044	448.631	9,76%	442.476	11,13%
+/- Resultado Atribuido a Socios Externos	2050	-2.180	-0,05%	-4.385	-0,11%
= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060	446.451	9,71%	438.091	11,02%

VI. DISTRIBUCION POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

ACTIVIDAD		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
Vtas. netas tdas. prop.	2100			4.019.087	3.497.781
Vtas. netas franquicias	2105			271.582	232.556
Otras ventas textiles	2110			253.401	204.160
Servicios prestados	2115			39.109	30.319
Otras ventas	2120			15.729	9.157
Ventas de tejidos	2125	229.660	215.922		
Ventas de prendas	2130	1.706.055	1.452.909		
Vtas. Otros Pdtos./serv.	2135	29.617	26.041		
Devolución de ventas	2140	-138.171	-98.222		
Obra Ejecutada Pendiente de Certificar (*)	2145				
Total I.N.C.N	2150	1.827.161	1.596.650	4.598.908	3.973.973
Mercado Interior	2160	1.010.421	882.947	2.631.933	2.251.897
Exportación: Unión Europea	2170	478.716	418.322	1.341.788	1.151.563
Países O.C.D.E.	2173	151.654	132.522	464.043	451.956
Resto Países	2175	186.370	162.859	161.144	118.557

(*) A completar únicamente por Empresas Constructoras

VII. NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
TOTAL PERSONAS EMPLEADAS	3000	640	623	39.760	32.535

VIII. EVOLUCION DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto de los comunicados en el trimestre anterior).

Ver memorando adjunto sobre la evolución de los negocios.

IX. DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos efectivamente pagados desde el inicio del ejercicio económico).

		% sobre Nominal	Euros por acción (x,xx)	Importe (miles de euros)
Acciones Ordinarias	3100	93,3	0,14	87.266
Acciones Preferentes	3110			
Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Anexo en la hoja siguiente

X. HECHOS SIGNIFICATIVOS (*)

		SI	NO
1.Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en Bolsa determinantes de la obligación de comunicar contemplada en el art. 53 de la LMV (5 por 100 y múltiplos).	3200		X
2.Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100).	3210		X
3.Otros aumentos o disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.).	3220		X
4.Aumentos y reducciones del capital social o del nominal de las acciones.	3230		X
5.Emisiones, reembolsos o cancelaciones de empréstitos.	3240		X
6.Cambios de los Administradores o del Consejo de Administración.	3250	X	
7.Modificaciones de los Estatutos Sociales.	3260	X	
8.Transformaciones, fusiones o escisiones.	3270		X
9.Cambios en la regularización institucional del sector con incidencia significativa en la situación económica o financiera de la Sociedad o del Grupo.	3280		X
10.Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo.	3290		X
11.Situaciones concursales, suspensiones de pagos, etc.	3310		X
12.Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13.Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.).	3330		X
14.Otros hechos significativos.	3340	X	

(*)Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRBV.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)
Con fecha valor 24 de julio de 2003 se distribuyó un dividendo por un importe bruto de 14 céntimos de euro por acción con cargo a los resultados de 2002.

XI. ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

PUNTO 6

- La Junta General Ordinaria de Accionistas, celebrada el día 18 de julio de 2003, acordó aprobar y ratificar el nombramiento de D. Antonio Abril Abadín como vocal del Consejo de Administración, acordado por este Órgano en su reunión de 12 de diciembre de 2002, y designar al Sr. Abril Abadín para desempeñar el cargo de consejero por el plazo de cinco años previsto en los Estatutos Sociales a contar desde la fecha de dicha Junta General.

- El Consejo de Administración, en su reunión celebrada el día 18 de julio de 2003, teniendo en cuenta la ratificación y designación de D. Antonio Abril Abadín como consejero de la Sociedad por el plazo de cinco años acordada por la Junta General de accionistas celebrada ese mismo día, procedió al nombramiento de D. Antonio Abril Abadín como miembro y Secretario de su Comisión Ejecutiva.

PUNTO 7

Modificaciones de los Estatutos Sociales de la Compañía aprobadas por la Junta General Ordinaria de Accionistas, celebrada el día 18 de julio de 2003:

- Nueva redacción dada al apartado 3 del artículo 15 de los Estatutos Sociales, incorporando a los mismos una mención a la figura del Reglamento de la Junta General, atribuyendo su aprobación a la propia Junta.

- Modificación del apartado 1 del artículo 18 de los Estatutos Sociales, introduciendo una mejora técnica a la anterior redacción, en el sentido de precisar que debe mantenerse el número mínimo de acciones para asistir a la Junta hasta la celebración de la misma.

- Modificación del apartado 2 del artículo 20 de los Estatutos Sociales, por la que se elimina el requisito de adjuntar al acta de la Junta General los documentos en los que constan las representaciones conferidas para asistir a la Junta, haciéndose constar las representaciones en la lista de asistentes y conservando la Sociedad en sus archivos los documentos en los que constan las representaciones conferidas, dado que la incorporación de estos documentos al acta, por un lado, no aporta información adicional y conlleva sin embargo un aumento excesivo en el número de folios de este documento, ya de por sí voluminoso, con el consiguiente coste económico para la Sociedad, y por otro, implica además que los documentos en los que constan las representaciones deban guardarse en el protocolo del Notario correspondiente en lugar de en los archivos societarios, ubicación esta última mucho más conveniente.

- Modificación del apartado 1 del artículo 22 de los Estatutos Sociales, a los efectos de determinar que la persona designada por la Junta General para presidir ésta en ausencia del Presidente deberá tener la condición de accionista de la Sociedad.

- Supresión del segundo párrafo del apartado 6 del artículo 22 de los Estatutos Sociales en el que se establecía un requisito de mayoría cualificada para la aprobación de determinados acuerdos.

- Adición de un nuevo apartado 2 al artículo 24 de los Estatutos Sociales, incluyendo una referencia genérica a los deberes de diligencia y lealtad de los Administradores, remitiendo su concreción y desarrollo al Reglamento del Consejo de Administración.

- Adición de un nuevo apartado 3 al artículo 24 de los Estatutos Sociales, introduciendo en los mismos la mención al compromiso de elaboración y publicación por la sociedad de un informe anual sobre gobierno corporativo.

- Modificación del apartado 3 del artículo 25 de los Estatutos Sociales, eliminando la exigencia de que el Presidente del Consejo de Administración tenga que ser designado de entre los miembros con una antigüedad como consejero superior a tres años, salvo voto favorable de las dos terceras partes del Consejo.

- Modificación del apartado 2 del artículo 27 de los Estatutos Sociales, introduciendo la posibilidad de celebrar las reuniones del Consejo por medio de multiconferencia telefónica, videoconferencia o sistema análogo, e incluyendo la regulación de las indicaciones que deben constar en la convocatoria respecto de las reuniones en las que se vayan a hacer uso de dichos medios técnicos, las condiciones mínimas de comunicación que deberán permitir dicho medios (comunicación directa y simultanea entre todos los asistentes) y la constancia que de todo ello deberá reflejarse en las correspondientes actas de las reuniones.

- A los efectos de dar cumplimiento a la Ley 44/2002, se dio una nueva redacción al artículo 30 de los Estatutos Sociales, con el objeto de incluir en los mismos la regulación del Comité de Auditoria y Control.

- Teniendo en cuenta la nueva redacción dada al artículo 30 de los Estatutos Sociales, se procedió a una nueva numeración de artículos, manteniendo todos ellos su redacción, desde el antiguo artículo "30.- Remuneración de los Consejeros" hasta el artículo "41.- Resolución de conflictos", ambos inclusive.

PUNTO 14

- Con fecha 20 de febrero de 2003 la Sociedad remitió información sobre el Comité de Auditoría.

- Con fecha 12 de junio de 2003 se comunicó el acuerdo del Consejo de Administración de convocar Junta General Ordinaria de Accionistas en la sede social el día 18 de julio de 2003, a las 12 horas, en primera convocatoria, y al día siguiente, en el mismo lugar y a la misma hora, en segunda convocatoria, así como los asuntos incluidos en el orden del día de la misma.

- Con fecha 27 de junio de 2003 se comunicó la publicación del anuncio de convocatoria de la Junta General de Accionistas en el Boletín Oficial del Registro Mercantil y en tres periódicos provinciales, adjuntando copia de la convocatoria.

- Con fecha 18 de julio de 2003 se comunicaron los acuerdos adoptados por la Junta General Ordinaria de Accionistas de la Sociedad celebrada ese día, que fueron los siguientes:

· Aprobación de las cuentas anuales e informe de gestión de la Sociedad y de su grupo consolidado, correspondientes al ejercicio social 2002, finalizado el 31 de enero de 2003, así como de la gestión social.
· Aprobación de la aplicación del resultado del ejercicio y distribución de dividendos.
· Ratificación y nombramiento de consejero.
· Modificación de los Estatutos Sociales.
· Aprobación del Reglamento de la Junta General de Accionistas.
· Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.
· Otorgamiento de facultades para ejecución de acuerdos.

- Con fecha 4 de septiembre de 2003 se comunicó que el Consejero-Director General D. Juan Carlos Rodríguez Cebrián había comunicado ese día a la CNMV la venta de 513.270 acciones de la Sociedad.

- Con fecha 8 de septiembre de 2003 se comunicó la apertura de las primeras tiendas ZARA en Suecia y Eslovenia.

- Con fecha 24 de octubre de 2003 se remitió información completa sobre los cambios estatutarios en relación con el Comité de Auditoría y Control así como la composición del mismo.

- Con fecha 11 de diciembre de 2003 la Sociedad remitió las principales modificaciones introducidas en su Reglamento Interno de Conducta.

- Se adjunta anejo sobre las operaciones con partes vinculadas en el ejercicio actual.

XII. INFORME ESPECIAL DE LOS AUDITORES

(Este apartado sólo deberá ser completado en la información correspondiente al I Semestre del ejercicio siguiente al último cerrado y auditado, y será de aplicación para aquellas sociedades emisoras que, de conformidad con lo previsto en el apartado decimotercero de la Orden Ministerial de 18 de enero de 1991, resulten obligadas a la presentación de un informe especial de sus auditores de cuentas, cuando el informe de auditoría de las cuentas anuales del ejercicio inmediato anterior hubiera denegado la opinión o contuviere una opinión adversa o con salvedades. En el mismo, se incluirá la mención de que se adjunta como anexo de la información semestral el referido informe especial de los auditores de cuentas, así como la reproducción de la información o manifestaciones aportadas o efectuadas por los Administradores de la Sociedad sobre la situación actualizada de las salvedades incluidas por el auditor en su informe de auditoría de las cuentas anuales del ejercicio anterior y que, de conformidad con las Normas Técnicas de Auditoría aplicables, hubiere servido de base para la elaboración del mencionado informe especial).

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL INFORME SEMESTRAL
(GENERAL)

- Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

- Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

- Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del periodo correspondiente al ejercicio anterior.

- La información a incluir dentro del epígrafe Evolución de los Negocios deberá permitir a los inversores formarse una opinión, con conocimiento de causa suficiente, acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por el avance, así como de la situación financiera y otros datos esenciales sobre la marcha general de los asuntos de la sociedad.

- Definiciones:

(1) Las distintas rúbricas que componen el Inmovilizado se presentarán netas de amortizaciones acumuladas y provisiones.

(2) Los Gastos a Distribuir en Varios Ejercicios comprenderán los gastos de formalización de deudas (gastos de emisión y modificación de valores de renta fija y de formalización de deudas, entre los que se incluyen los de escritura pública, impuestos, confección de títulos y otros similares), los gastos por intereses diferidos de valores negociables (diferencia entre el importe de reembolso y el precio de emisión de valores de renta fija y otros pasivos análogos) y los gastos por intereses diferidos (diferencia entre el importe de reembolso y la cantidad recibida en deudas distintas a las representadas en valores de renta fija). Las compañías del sector eléctrico incluirán, además, dentro de este epígrafe, las Cuentas de Periodificación Propias de su sector.

(3) Los Ingresos a Distribuir en Varios Ejercicios comprenderán las subvenciones de capital, las diferencias positivas de cambio, los ingresos por intereses diferidos (intereses incorporados al nominal de los créditos concedidos en operaciones de tráfico, cuya imputación a resultados deba realizarse en ejercicios futuros) y otros ingresos a distribuir en varios ejercicios.

(4) La parte de las deudas a largo plazo con vencimientos inferiores a 12 meses deberán reclasificarse, dentro de la rúbrica correspondiente, en Acreedores a Corto Plazo.

(5) El Importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

(6) En la rúbrica Otros Ingresos se englobarán los ingresos accesorios a la explotación, los trabajos efectuados por la empresa para el inmovilizado (excepto los intereses y diferencias de cambio capitalizados) y las subvenciones a la explotación (no incluir las subvenciones de capital transferidas al resultado del periodo).

(7) En la rúbrica Gastos Externos y de Explotación se incluirán:

* Los trabajos realizados por otras empresas, los servicios exteriores

(arrendamientos, reparaciones, transportes, seguros, energía, etc.)los tributos , (excepto el impuesto sobre beneficios) y otros gastos de gestión.

* La dotación a las provisiones para riesgos y gastos de explotación (grandes reparaciones, etc; excluida la dotación para pensiones y obligaciones similares que habrá de imputarse a gastos de personal).

(8) Otros Gastos e Ingresos comprenderán los beneficios o las pérdidas que corresponde a los partícipes no gestores en las operaciones reguladas por los artículos 239 a 243 del Código de Comercio y en otras operaciones en común de análogas características.

(9) La Variación de las Provisiones de Circulante comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en las existencias, clientes y deudores. Asimismo, incluirá las pérdidas por insolvencias firmes de clientes y deudores.

(10) Las Dotaciones para Amortizaciones y Provisiones Financieras comprenderá las dotaciones realizadas en el período, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en valores mobiliarios (exceptuados los que correspondan a participaciones en el capital de sociedades del grupo o asociadas) y otros valores negociables y en créditos no comerciales a corto y largo plazo.

(11) Los Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control comprenderán los beneficios y pérdidas producidas por la enajenación de inmovilizado inmaterial o material y de participaciones en capital a largo plazo en empresas del grupo, multigrupo o asociadas, o por la baja en inventario total o parcial, como consecuencia de pérdidas por depreciaciones irreversibles de dichos activos.

(12) La Variación de las Provisiones de Inmovilizados Inmateriales, Materiales y de Cartera de Control comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y las aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de carácter reversible en el inmovilizado inmaterial y material, así como en participaciones en capital a largo plazo en empresas del grupo y asociadas.

(13) Los Resultados por Operaciones con Acciones y Obligaciones Propias comprenderán los beneficios o pérdidas producidas con motivo de la amortización de obligaciones o de la enajenación de acciones y obligaciones emitidas por la empresa.

(14) Los Resultados de Ejercicios Anteriores comprenderán los resultados relevantes correspondientes a ejercicios anteriores, y que dada su importancia relativa no se pueden contabilizar por su naturaleza.

(15) Los Otros Resultados Extraordinarios comprenderán:

* El importe de las súbvenciones de capital traspasado al resultado del periodo.

* Los ingresos y gastos extraordinarios de cuantía significativa, que no se consideran periódicos al evaluar los resultados futuros de la empresa.

(16) Las Reservas de Sociedades Consolidadas incluirán tanto las correspondientes a sociedades integradas por el método de integración global o proporcional, como las correspondientes a sociedades integradas por el método de puesta en equivalencia.

(17) y (18) Las rúbricas Resultados y Diferencias de Conversión (aparece únicamente en consolidación) recogerán las diferencias de cambios que surjan por la conversión de saldos en moneda extranjera de sociedades consolidadas (tanto por integración global o proporcional como por puesta en equivalencia).

(19) Variación de las Sociedades que forman el Grupo Consolidado: se recogerán exclusivamente aquellas sociedades que, con relación a las Cuentas Anuales consolidadas del último ejercicio cerrado, se hubieran incorporado o excluido en el proceso de consolidación.

ANEXO SOBRE OPERACIONES REALIZADAS POR LA SOCIEDAD CON PARTES VINCULADAS, AL AMPARO DE LO ESTABLECIDO POR EL ARTÍCULO 35 DE LA LEY 24/1988, SEGÚN REDACCIÓN DADA POR LA LEY 44/2002, DE MEDIDAS DE REFORMA DEL SISTEMA FINANCIERO

Durante el ejercicio 2003, el Grupo ha percibido ingresos procedentes de transacciones con miembros del Consejo de Administración de INDITEX, S.A. o sus sociedades vinculadas por importe de 4.243.093 euros. Dichas transacciones corresponden principalmente a la realización de obras por parte de la constructora del Grupo y han sido facturadas a precios de mercado.

Por otra parte, varias sociedades del Grupo tienen arrendados 31 locales comerciales cuya propiedad es ostentada por sociedades vinculadas a Consejeros de la Sociedad matriz. La mayor parte de los contratos de arrendamiento de dichos locales fueron firmados con anterioridad al año 1994 y su vencimiento se producirá entre 2014 y 2016. El importe satisfecho por el Grupo durante el ejercicio 2003 en concepto de alquileres correspondientes a los locales mencionados ascendió a 5.303.522 euros.

En el ejercicio 2003, ZARA ESPAÑA, S.A. vendió a una sociedad controlada por uno de sus Consejeros, por importe de 1.321.974 euros, dos fincas integrantes de una tienda ZARA, otorgándose simultáneamente un contrato de arrendamiento entre las sociedades compradora y vendedora. Dicho Consejero había devenido con anterioridad propietario del resto de los locales que forman parte del citado establecimiento comercial, ocupados asimismo en calidad de arrendataria por ZARA ESPAÑA, S.A. Los alquileres abonados por la mencionada tienda se incluyen en el párrafo anterior.

En diciembre de 2003, una entidad del Grupo adquirió una sociedad propietaria de un local y con la finalidad de abrir una tienda ZARA en el mismo. Dicha sociedad había sido adquirida previamente en un procedimiento de subasta por otra entidad vinculada a uno de los Consejeros, quien la transfirió por un importe equivalente al precio pagado previamente más los gastos incurridos, de modo que el Consejero no ha obtenido beneficio alguno en la transacción. El importe de la operación ascendió a 17.432.000 euros.

Adicionalmente, durante el ejercicio 2003 una de las sociedades del Grupo ha realizado una aportación por importe de 150.253 euros a la Fundación Paideia Galiza, que está vinculada a uno de los miembros del Consejo, en virtud de un convenio de colaboración mutua. Ésta era la última aportación prevista en dicho convenio.

Al 31 de enero de 2004, las sociedades del Grupo mantenían saldos deudores y acreedores con miembros de su Consejo y sociedades vinculadas, por importe de 147.584 y 61.287 euros respectivamente, originados por las transacciones anteriormente descritas.

Las anteriores operaciones se han realizado en condiciones de mercado; y no representan, ni en su conjunto ni individualmente consideradas, un importe significativo en relación con la cifra de negocios o con el balance de la Sociedad.

FILE Nº 82-5185

INDITEX

FY2003 Results Presentation

24 March 2004

DISCLAIMER

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

INDITEX

José María Castellano

Deputy Chairman & CEO

INDEX

- **FY2003 Results**
  - Overview
  - Financial summary
  - Concepts
- **Outlook**
  - FY2004
  - Strategic Overview

FY2003: Overview

Like-for-like growth


6,5%
-2%
1H03
2H03

2nd Half 2003:

- Unseasonable warm weather in Q3
- Strong discounting activity in Q4
- Underperformance in some concepts
- Higher weight of end-of-season sales period

Performance per concepts



Outperform
EBIT
Growth
%
MD
+60%
KC
+27%
BSK
+19%
Oysho
n.a
Z Home
n.a.
Group
average
Zara
-12%
P&B
-46%
STV
-50%
Underperform

Geographic breakdown of store sales


2003
REST OF WORLD 6.7%
AMERICAS 11.7%
SPAIN 46.1%
REST OF EUROPE 35.5%


2002
REST OF WORLD 6.8%
AMERICAS 13.2%
SPAIN 46.0%
REST OF EUROPE 34.1%

(1) Store sales: Includes sales in OMS and franchises

FY2003:

- Sales growth +16%
- LFL sales growth +1%
- 364 net store openings
- Net income growth +2%
- RoCE 32%

INDITEX

Borja De La Cierva

CFO

INDITEX

Financial summary

Highlights

million €	2003	2002	% 03/02
NET SALES	**4,599**	**3,974**	**16%**
GROSS MARGIN	**2,306**	**2,048**	**13%**
% margin	*50.1%*	*51.5%*	
EBITDA	**874**	**868**	**1%**
EBITDA margin	*19.0%*	*21.8%*	
EBIT	**627**	**660**	**(5%)**
EBIT margin	*13.6%*	*16.6%*	
NET INCOME	**447**	**438**	**2%**
EPS	71.6	70.3	

Sales growth

Space contribution	+19%
LFL	+1%
Currency impact	(4%)
Top line growth	**16%**

LFL vs. Space contribution


44% of space
Space contribution:
2002 & 2003 openings
2001
2002
2003
LFL:
Stores opened from 31 Jan. 02,
that haven´t been refurbished
56% of space

Selling area

	FYE2003	Change
Total space (m^2)	988,357	+25%
Average new store size (Zara) (m^2)	1,300	+24%
Space contribution	+19%	

Space growth vs. Space contribution

Space growth	+25%
Space contribution	+19%

- Bigger size of new stores
- Ramp-up of new openings

↓

Initial lower sales density, as expected

Currency impact on sales growth

	MXP			EUROS		
	2003	**2002**	**VAR**	**2003**	**2002**	**VAR**
Sales in Mexico	2,800	2,500	12%	226.2	266.0	(15%)

Translation effect

AVERAGE MXP/€		
2003	2002	VAR
12.38	9.40	(32%)

Currency impact on Gross margin

	MXP			EUROS		
	2003	**2002**	**VAR**	**2003**	**2002**	**VAR**
Sales in Mexico	2,800	2,500	12%	226.2	266.0	(15%)
COST OF GOODS SOLD	(1,456)	(1,000)		(118)	(106)	
GROSS PROFIT	**1,344**	**1,500**		**109**	**160**	
GROSS MARGIN	48%	60%	1200 b.p.	48%	60%	1200 b.p.

Gross Margin effect

AVERAGE MXP/€		
2003	2002	VAR
12.38	9.40	(32%)

Currency impact on Financial Results

INDITEX

	MXP			EUROS		
	2003	**2002**	**VAR**	**2003**	**2002**	**VAR**
SALES IN MÉXICO	2,800	2,500	12%	226.2	266.0	(15%)
COST OF GOODS SOLD	(1,456)	(1,000)		(118)	(106)	
GROSS PROFIT	**1,344**	**1,500**		**109**	**160**	
GROSS MARGIN	48%	60%	1200 b.p.	48%	60%	1200 b.p.
TRADING LIABILITIES (10 M€)	123.8	94				
EXHANGE LOSS	30			2.4		

Financial effect → 2.4

AVERAGE MXP/€		
2003	2002	VAR
12.38	9.40	(32%)

Currency impact: summary

	1Q03	1H03	3Q03	FY03
Translation effect	(7%)	(6%)	(4%)	(4%)

→ Lower growth in Sales & EBIT

	1H03	2H03	FY03
Gross margin impact	(100 bp)	(70 bp)	(84 bp)

→ Lower Gross Margin

	FY03
Financial impact	
→ Financial charge	€4.6 m

EBIT growth on constant currency

	1H2003	2H2003	FY2003
EBIT growth	10%	(12%)	(5%)
Translation effect	6%	3%	4%
Gross margin effect	9%	6%	7%
TOTAL	25%	(3%)	6%

Like-for-like growth



12%
6.5%
10%
(2%)
11%
1%
1H03
1H02
2H03
2H02
2003
2002

Volume vs. price

INDITEX



+20%
+33%
(10%)
Sales on constant currency
Units sold
Average price

- High temperatures in Europe over 3Q
- Fashion mix: lighter garments
- Increase in market share

Gross margin

(basis points)	H1	H2	FY03
Currency impact	(100)	(70)	(84)
Pricing in Euro-land	- -	(25)	(14)
Inventory mgmt. & product mix	(18)	(60)	(42)
	(118)	(155)	(140)

- Higher weight of sales period in both seasons
- Lighter product ranges in Autumn-Winter 2003
- Strong impact in Q4 previous year (200 bp)

Quarterly gross profit: consistency

(Change in basis points)

	Q1	Q2	Q3	Q4
FY2002	22	27	27	(193)
FY2003	(48)	(184)	(249)	(61)

- Currency impact spread over the year
- Weight of mark-downs in Q2 & Q4
- Q4 2003 compares with a lower margin in Q4 2002

Pricing policy in Europe



Base price = 100

Euroland ex Iberia = 125

Greece = 110

Other = 135

EBIT Margin

	(Change in basis points)
Gross margin	(140)
Operating de-leverage	(160)
Change in EBIT	(300)

+1% LFL is below the level required to offset the impact of new stores

Operating de-leverage

	Audited FY 2003	Var	Adjustments	FY 2003 Adjusted	Var
Sales	4.598,9	16%	LFL of 6% instead of 1%	4.826,6	**21%**
Cost of sales	(2.293,0)		2002 gross margin	(2.339,4)	
Gross profit	**2.306,0**	13%		**2.487,2**	21%
Gross margin	*50,1%*	**-139 b.p.**		51,5%	
Cash & Non cash expenses	(1.678,9)		Increase of 10 mill €	(1.688,9)	
EBIT	**627,0**	-5%		**798,2**	**21%**
EBIT margin	*13,6%*	**-296 b.p.**		*16,5%*	

- **INDITEX requires approx. a 6% LFL to sustain its P&L structure**
- **Higher operating costs of international expansion**
- **Ramp-up of new stores (+25% space)**

Depreciation: quarterly performance


(€ million)
70
0
43
48
49
45
49
52
56
64
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

- Calendar of openings (65 Zara openings in 2H 03)
- New DC progressively in operation in 2H 03

Financial expenses

INDITEX

(€ million)	Q1	Q2	Q3	Q4	FY
Financial expenses	0.2	(2.2)	(3.4)	2.0	(3.4)
FX losses	1.0	(1.1)	(0.4)	(4.1)	(4.6)
Other	0.0	0.1	(0.1)	0.1	0.1
	1.2	(2.0)	(3.9)	(2.0)	(7.9)

- Financial expenses according to financial position
- Q4 03: Impact of Latam currencies driven by USD weakness

Extraordinary results

(€ million)	Q1	Q2	Q3	Q4	FY
Risk provisions	5	5	5	(15)	- -
Other	0	3	2	0.8	5.7
	5	8	7	(14.2)	5.7

- Remarkable profit in Venezuela
- Recognition of FX Losses via financial charge
- Better outlook for capital repatriation

Working capital

	FY03	Var	% Var
Inventories	486	104	27%
Trading receivables	129,5	32	33%
Trading liabilities	(652,4)	-146	29%
WC from trading operations	**(36,5)**	**(10,5)**	**40%**
Tax accounts	(77,2)	43	(36%)
Capex liabilities	(8,3)	24	(74%)
Personnel	(52,1)	4	(7%)
Other	(12,6)	-9	215%
WC from non-trading operations	**(150,2)**	**62,6**	**-29%**
Total operating working capital	**(186,6)**	**52,2**	**-22%**

Consistency:

Space growth +25%

- **€20 m Deferred tax classified as Long Term liability**
- **€10 m lower Tax rate**
- **€6 m lower Sales bonus to personnel**
- **€24 m payment to former STD owner & liabilities from new DC**
- **Cash flow statement includes an increase of WC financing**

Inventory position

	FYE03	FYE02
Inventory position (€ mill.)	486	382
Increase y-o-y	27%	8%
Commitment for 1H04	60%	60%

Cash Flow

(€ million)	FYE03	FYE02
Cash from operations	725.9	747.0
CAPEX	628.4	467.2
Free Cash Flow	97.5	279.8

Financial position

NET FINANCIAL POSITION 2002 & 2003


MILLION EURO
300
250
200
150
100
50
0
(50)
(100)
57.5
(45.1)
(86.0)
9.5
245.6
143.1
73.5
70.8
268.3
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

INDITEX

Marcos López

Capital Markets Director

Inditex concepts

Zara

million €

	2003	% 03/02	On constant currency
Sales	3,219.6	11%	15%
EBIT	476.1	(12%)	(1%)
EBIT margin	14.8%	-370pb	15.8%
Stores	626	+95	+95
ROCE	33%	(10%)	37%

- 64% Int'nal sales
- Largest currency impact
- Men & children under-performed
- Ramp-up of new stores
- De-leverage

Kiddy's Class

million €

	2003	% 03/02
Sales	89.7	49%
EBIT	18.0	27%
EBIT margin	20.0%	-340bp
Stores	103	+44
ROCE	80%	(51%)

- Higher expansion rate
- De-leverage

Pull & Bear

million €

	2003	% 03/02
Sales	287.9	8%
EBIT	18.9	(46%)
EBIT margin	6.6%	-650 pb
Stores	350	+54
ROCE	16%	(23%)

- Underperformance collection-related
- Sourcing changes for 2004: flexibility
- Lower expansion rate in 2004

Massimo Dutti

million €

	2003	% 03/02
Sales	388.9	35%
EBIT	60.1	60%
EBIT margin	15.5%	+240 pb
Stores	250	+47
ROCE	49%	+7%

- Outperformed
- Strong leverage
- Entering in larger European markets

Bershka

million €

	2003	% 03/02
Sales	395.0	32%
EBIT	48.1	19%
EBIT margin	14.5%	(160pb)
Stores	253	+56
ROCE	46%	(3%)

- Currency impact
- Outperformed mainly in 1st half
- Entering in larger European markets

Stradivarius

million €

	2003	% 03/02
Sales	162.0	31%
EBIT [1]	4.4	(50%)
EBIT margin	2.7%	(530pb)
Stores	191	+38
ROCE	5%	(7%)

- Under-performed
- Management issue
- New supporting team
- Results in 2H04

(1) Before goodwill amortisation

Oysho

million €

	2003	% 03/02
Sales	45.1	93%
EBIT	2.1	n.a.
EBIT margin	4.7%	n.a.
Stores	76	+4
ROCE	7%	n.a.

- Outperformed
- Focussed on target market
- Break-even one year in advance
- Higher expansion rate in 2004

Zara Home

million €

	2003
Sales	10.6
EBIT	(0.5)
EBIT margin	n.a.
Stores	26
ROCE	n.a.

- In-line with expectations
- Still in launch phase

Breakdown of store sales by concept


2003
OYS
1%
STD
4%
ZH
0%
BSK
9%
MD
9%
PB
6%
KC
2%
ZARA
70%


2002
OYS
1%
STD
3%
BSK
8%
MD
7%
PB
7%
KC
2%
ZARA
73%

EBIT margins by concept



14.8%
20.0%
6.6%
15.5%
14.5%
2.7%
4.7%
13.6%
Zara
KC
P&B
MD
BSK
STV
OYS
Inditex

ROCE by concept


80%
56%
46%
33%
32%
16%
5%
7%
ZARA
KC
P&B
MD
BSK
STV (1)
OYS
Inditex Group

(1) Before goodwill amortisation

INDITEX

José María Castellano

Deputy Chairman & CEO

Growth prospects

FY2004:


EBIT
Growth
KC
MD
BSK
Oysho
Z Home
Group
average
Zara
P&B
STV

FY2004: Zara

Breakdown of Zara store openings per market


Spain
11%
RoW
23%
Americas
11%
Europe
ex-Spain
55%

- Deeper expansion in key European markets:
  - Italy, U.K., France, Germany
- Other selected International markets

FY2004: Zara

In FY2003 ...



Growing through 50% JV's

FY2004: Zara

To be increased



80%
stake



85%
stake

FY2004: Zara Italy, Zara Japan

- Inditex to increase shareholding to:
  - 80% of Zara Italy (prev. 51%)
  - 85% on Zara Japan (prev. 50%)

	2003	2008e
Stores	24	173



- Investment included in CAPEX for 2004
- No material impact on P&L in FY2004

FY2004: Group

Breakdown of Group store openings per market


Pull and Bear
Kiddy's
Stradivarius
oysho
ZARA HOME
Spain
39%
RoW
13%
Americas
6%
Europe
ex-Spain
42%
Massimo Dutti
Bershka

FY2004: Stradivarius

- From Dec. 2003: 10-strong team from Inditex overseeing two major functions at Stradivarius:
    - Sourcing management
    - Store management operations
- Temporary slowdown in expansion plan
- Stradivarius sourcing management changed
- Full-replication of Inditex model
- Results in 2nd Half 2004

FY2004: Pull&Bear

- Strong focus on Spring–Summer collection
- Introduce in-season flexibility
- Temporary slowdown in expansion plan
- Results in 1st Half 2004

FY2004: CAPEX

- **Expected CAPEX 650-700 MM €**
- **Store opening plan:**

	Range		% Int'nal openings
ZARA	100	110	80%
KIDDY'S CLASS	20	30	10%
PULL & BEAR	20	30	25%
MASSIMO DUTTI	30	40	50%
BERSHKA	50	55	50%
STRADIVARIUS	30	35	10%
OYSHO	20	25	20%
ZARA HOME	30	35	5%
total net openings	**300**	**360**	

FY2004: Growth outlook

INDITEX

- 300 - 360 store openings
- +20%/+25% space growth
- Gradual recovery in Gross Margin to 2002 levels (51.5%) should currencies remain at current levels
- Initial collection Spring-Summer well-received

Sourcing by area (Zara)


2003
Asia and RoW
24%
Rest of Europe
26%
Spain
50%


2002
Asia and RoW
23%
Rest of Europe
26%
Spain
51%

Use of excess capital

- FYE Net cash position 246 MM €
- Dividend proposal
  - Ordinary €14 cents per share
  - Bonus €21 cents per share
  - Total €35 cents per share
- 217 MM € back to shareholders

- Financial discipline
- Annual "Ordinary" dividend pay-out to be doubled through 2008

INDITEX

Q & A

March 2004